Part III: Manner of Operations

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes☐ No☐

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

.

In the POSIT Alert Crossing Session, Human Participants (see Part III, Item 9a for more detail on Human Participants) have size thresholds a contra order needs to meet in order for the Human Participant to receive an invitation to trade. In order for a Human Participant to receive a trade invitation, the contra side order must be either at least 10,000 shares, $3~~2~~00,000 notional value, or 2% of the trailing 21 day average daily volume in the stock.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

POSIT does not charge any subscription or connectivity fees. Historically, execution charges, if any, were individually negotiated with each Direct Subscriber. Currently, Direct Subscribers pay fees between $.0002 and $.0065 per share. VAL and VAL Affiliates are not assessed a fee for POSIT trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.

~~Some Subscribers do not have a dedicated rate for executions in POSIT, but, instead, have a default rate across VAL's products where that default rate can apply to executions in POSIT. The commissions charged to execute in POSIT can vary based on the means of access. Direct Subscribers not using other products are charged a rate per executed share ranging from $0.0002 to $0.0065. Orders originating from Subscribers accessing POSIT through Alert, VAL's algorithms, smart order router, trading desks, and/or Alert are charged a rate per executed share based on the fees associated with the particular products used by the Subscriber, irrespective of whether the orders are executed in POSIT or another venue.~~

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

VAL establishes fees for use of its execution products and services, which could include executions in POSIT, on an individual client basis. VAL will consider a number of factors in determining the fee an individual client will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded. Client specific clearing arrangements, as specified in Section III, Item 22, are not considered when establishing a fee for that client.

~~VAL negotiates its commissions for use of its execution products and services, which could include executions in POSIT, on a client-by-client (including Subscriber-by-Subscriber) basis. VAL will consider a number of factors in determining the fee an individual client will be assessed, including, but not limited to, the client's overall relationship with the Firm, the type of trading flow, the amount of trading flow, and the markets that will be traded.~~

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

VAL may pay the cost of cross connects for Direct Subscribers to connect to the NY 5 Hub based upon the overall relationship with the client and or the perceived value of having the Subscriber enter or direct the entry of orders to POSIT.

~~VAL does not provide rebates or discounts.~~

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

VAL may in its sole discretion, stop trading certain symbols from time to time for, among other reasons, the purpose of remaining below the volume thresholds for (i) classification as an "SCI Entity" under Regulation SCI and (ii) certain regulatory requirements as set forth in Rules 301(b)(3) and (5) of Regulation ATS. VAL uses a proprietary market data system to consolidate the best bids and offers to determine the NBBO at which executions occur on POSIT. See Part III, Item 23 for a description of this system. VAL has programmed its market data system to disseminate an alert when it detects a certain level of disparity from normative messages received by the systems. The POSIT system is programmed to shift to utilizing only the SIP BBOs when there is a certain level of disparity between the exchange book feeds and the SIP. If the Firm's Core Operations staff determines that there appears to be a significant delay or issue with the Firm's market data, they will cause POSIT to suspend trading in the impacted symbol or in all symbols in the case that they determine there is a more severe systems issue. In either event, the Core Operations staff will cause POSIT to cancel impacted orders. Cancellation reports will be sent to clients as soon as possible and POSIT's client services personnel will attempt to contact Subscribers. Where there is a severe systems interruption that prevents POSIT from recovering for the remainder of the day, POSIT will instruct Subscribers to route their orders to other market centers. POSIT will not execute orders if the NBBO is crossed, if the NBB is below the LULD Lower Limit Price Band, if the NBO is above the LULD Upper Limit Price Band, or if the security is in a LULD Trading Pause. POSIT will reject orders in certain NMS Stocks, including any symbols on VAL's restricted list or symbols for which VAL seeks to remain below certain volume thresholds. In those circumstances POSIT will provide clients with notice of the symbol(s) that will be unavailable by posting information on the POSIT page on the Virtu Financial, Inc. website (http://www.virtu.com). ~~VAL has controls and systems in place to suspend trading on a symbol, Subscriber, or POSIT basis. As described below, these controls enable VAL to stop trading activity to meet regulatory requirements and address any issues impacting the quality of executions within POSIT for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds.~~

~~POSIT honors trading halts and/or trading pauses that are announced pursuant to the Limit Up - Limit Down Plan and the Market Wide Circuit Breakers by automatically blocking trade execution upon notice of a trading halt. Specifically, during a regulatory halt for a security, POSIT will (1) accept Day or Peg orders in the security, but not execute trades, and (2) accept IOC orders in the security but immediately cancel them back to the Subscriber. Subscribers have the ability to cancel or modify day orders during a trading halt. Furthermore, VAL retains discretion to suspend trading in a given security at any time for any reason, and can accept, reject, or cancel Subscriber orders.~~

~~POSIT will not execute orders if the NBBO is crossed.~~

~~POSIT will reject orders in certain NMS Stocks, including any symbols on POSIT's restricted list or symbols for which POSIT seeks to remain below certain volume thresholds. In those circumstances POSIT will provide clients with notice of the symbol(s) that will be unavailable by posting information on the POSIT page on the Virtu Financial, Inc. website (http://www.virtu.com).~~

Item 23:   Market Data

  a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

POSIT employs a proprietary market data system that uses a combination of direct market data feeds from exchanges and market data disseminated by the Securities Information Processors (SIP) to determine the NBBO. Specifically, POSIT uses direct market data feeds for all exchanges other than LTSE, for which the SIP is used as LTSE does not offer direct market data feeds. POSIT utilizes this proprietary system to price, prioritize, and match orders in the POSIT Continuous and POSIT Alert Crossing Sessions, in compliance with regulations, including Reg NMS and Reg

SHO.~~POSIT employs a proprietary market data system that uses direct market data feeds from exchanges to determine the NBBO. POSIT utilizes this proprietary system to price, prioritize, and match orders in the POSIT Continuous and POSIT Alert Crossing Sessions, in compliance with regulations, including Reg NMS and Reg SHO.~~

SIP data is used as a backup feed, and is used in place of a direct feed from a particular exchange if that exchange is experiencing a technical issue. Switching to the SIP data feed is done via an automated process that compares direct feed data to SIP data. Additionally, Core Operations have the ability to switch to the SIP data feed on a discretionary basis. Switching back to direct feed data from the SIP data feed is done purely on a discretionary basis, and is performed by the Core Operations team once this team has confirmed that direct feed data in question is correct. The SIP data feed is also used for regulatory items, including limit up/limit down bands, trading halts, and Reg SHO designations.